Form 10-K, Exhibit 13
period 1996-12-31
REDWOOD EQUIPMENT LEASING INCOME FUND LP
filed 1997-03-20
CIK 857615

REDWOOD EQUIPMENT LEASING INCOME FUND
                                                   L.P.
                                           Letter to Investors

                                            1996 ANNUAL REPORT

                                              March 15, 1997

Dear Investor:

         This annual report for Redwood Equipment Leasing Income Fund L.P. contains financial results for the years ended December 31, 1996, 1995 and 1994. The Partnership began revenue producing operations as of April 1, 1990. To date, the Partnership has acquired equipment subject to leases totaling $11,964,830.

CASH DISTRIBUTIONS

         The Partnership made a cash distribution on February 10, 1997 to Unitholders of $.50 per Unit, representing an 8% annualized distribution rate on original capital. Distributions during 1996 totaled $2.00 per Unit, representing an 8% distribution rate on original capital. Since inception, the Partnership has made total distributions of $6,494,743 to Unitholders, representing 64.75% of gross offering proceeds.

OPERATIONS

         The Partnership was formed in October 1989 to acquire a portfolio of equipment held for lease to third parties. Offering proceeds of $10,029,500 were raised and the Partnership began operations on April 1, 1990.

         During 1996, direct finance lease revenue declined approximately 14% as compared to 1995. This decrease resulted from scheduled lease terminations and an expected decline in the portion of the lease payment recognized as revenue (versus a return of principal) for existing leases.

         The Partnership recognized a net gain of $6,575 on the sale of leased equipment during the year. The Partnership also recorded as a net gain $29,516 from the sale of equipment originally leased to Financial News Network ("FNN"). Pursuant to the Partnership's rights as a Class 2 Equipment Lessor under the Chapter 11 Plan of Reorganization for FNN, the Partnership had received a share in a contingent revenue stream. In 1996, the Partnership received $29,516 in final settlement of its claims against FNN, and because the Partnership had previously written off all receivables relating to the FNN transaction, recorded the full amount received as a net gain in 1996.

ACQUISITIONS

         During 1996, the Partnership made no equipment lease acquisitions.
The Partnership
was not able to identify new lease transactions which it deemed acceptable from a risk and credit standpoint.

OUTLOOK

         The Partnership was organized in October 1989 with an expected Investment Period of five to seven years during which the Partnership has been committed to investment in new equipment leases. The Partnership has reached the end of the Investment Period, entered the Liquidation Phase (period during which the Partnership's existing lease portfolio matures), and is now distributing the remaining funds (net of reserves of approximately $136,000) to investors. On
March 4, 1997, the Partnership distributed $2,407,320 to Unitholders, representing a return of capital of $6.00 per Unit, which increases the total distributions from the Partnership to $8,902,063 to Unitholders, or 88.75% of gross operating proceeds. Future quarterly dividends will be dependent on funds generated from operations, principal payments and proceeds from lease sales.

Very truly yours,



John M. Prugh, President
Redwood Leasing, Inc.
General Partner

                                  REDWOOD EQUIPMENT LEASING INCOME FUND
                                                         L.P.
                                                 Financial Statements

                                             INDEPENDENT AUDITORS' REPORT



The Partners
Redwood Equipment Leasing Income Fund L.P.:

We have audited the accompanying balance sheets of Redwood Equipment Leasing Income Fund L.P. (the "Partnership") as of December 31, 1996 and 1995 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Equipment Leasing Income Fund L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                         KPMG PEAT MARWICK LLP

Baltimore, Maryland
January 24, 1997, except for note 8 as
   to which the date is March 4, 1997

                                      Redwood equipment leasing income fund L.P.
                                                     Balance Sheets


                                                                                         December 31,

                                                                                1996                    1995


Assets

  Cash and cash equivalents                                               $     2,772,471          $     2,500,697
  Lease payments receivable                                                        33,098                   68,663
  Deposit                                                                          10,000                   10,000
  Investment in direct finance leases, net (Note 4)                             1,631,824                2,419,556

    Total assets                                                          $     4,447,393          $     4,998,916


Liabilities and Partners' Capital

  Accounts payable and accrued expenses                                   $        18,656          $        16,813
  Amounts due to affiliates                                                        12,403                   15,910
  Advance rentals                                                                  40,634                   18,521

    Total liabilities                                                              71,693                   51,244


  Partners' Capital (Note 6)
    General Partner                                                               (85,305)                 (73,866)
    Assignor Limited Partner
      Assignment of limited partnership interests - $25 stated
        value per unit, 401,180 units outstanding                               4,460,235                5,020,712
      Limited partnership interests - $25 stated value per
        unit, 40 units outstanding                                                    570                      626
    Special Limited Partners                                                          200                      200

    Total partners' capital                                                     4,375,700                4,947,672

    Total liabilities and partners' capital                               $     4,447,393          $     4,998,916

See accompanying notes to financial statements

                                      Redwood Equipment Leasing Income und L.P.
                                               Statements of Operations
                                           For the years ended December 31,

                                                              1996                  1995                1994

Revenues
  Direct finance lease revenue                          $       183,177      $       213,254       $       226,904
  Interest income                                               133,270              149,421               120,975
  Net gain from sale of leased equipment (Note 4)                36,091              155,569                21,725

                                                                352,538              518,244               369,604


Expenses
  Administrative expenses including
    amounts to related party                                     62,348               65,552                61,581
  Management fees to advisor (Note 3)                            13,034               16,754                21,772
  Professional fees                                              16,450               16,208                17,091
  Reserve for residual value loss (Note 4)                                  --                   --          7,862
  Amortization of acquisition and
    organization costs                                           13,862               15,141                23,694

                                                                105,694              113,655               132,000


         Net earnings                                     $     246,844        $     404,589        $      237,604


         Net earnings per unit of assignee
  limited partnership interest (Note 6)                   $        0.60        $        0.99        $         0.58

See accompanying notes to financial statements

                                      Redwood equipment leasing income fund L.P.
                                            Statements of Partners' Capital
                                           For the years ended December 31,

                                       Assignor Limited Partner

                                      Assignment
                                      of Limited         Limited         Special
                                      Partnership      Partnership       Limited         General
                                       Interests        Interests       Partners         Partner         Total


Balance at December 31, 1993    $    5,996,145         $   724       $     200     $    (53,958)        $  5,943,111

Net earnings                           232,829              23              --            4,752              237,604

Distributions to partners             (802,360)            (80)             --          (16,376)            (818,816)


Balance at December 31, 1994         5,426,614             667             200          (65,582)           5,361,899

Net earnings                           396,458              39              --            8,092              404,589

Distributions to partners             (802,360)            (80)             --          (16,376)            (818,816)


Balance at December 31, 1995         5,020,712             626             200          (73,866)           4,947,672

Net earnings                           241,883              24              --            4,937              246,844

Distributions to partners             (802,360)            (80)             --          (16,376)            (818,816)


Balance at December 31, 1996    $    4,460,235   $         570   $         200     $    (85,305)          $4,375,700

See accompanying notes to financial statements

                                      Redwood equipment leasing income fund L.P.
                                               Statements of Cash Flows
                                           For the years ended December 31,


                                                              1996                  1995                 1994


         Cash flows from operating activities
  Net earnings                                                             $   246,844    $   404,589    $   237,604
  Adjustments to reconcile net earnings to net
    cash provided by operating activities
      Amortization of acquisition and
        organization costs                                                      13,862         15,141         23,694
      Net gain from sale of leased equipment                                   (36,091)      (155,569)       (21,725)
      Reserve for residual value loss                                             --             --            7,862
      Changes in assets and liabilities
        Decrease in lease payments receivable                                   35,565          7,624         87,513
        Increase (decrease) in accounts payable and
          accrued expenses                                                       1,843         (7,161)         9,641
        (Decrease) increase in amounts due to affiliates                        (3,507)         2,769         (2,888)
        Increase (decrease) in advance rentals                                  22,113         (5,292)        (5,293)

          Net cash provided by operating activities                            280,629        262,101        336,408

         Cash flows from investing activities
  Acquisition of direct finance leases                                            --         (543,914)    (1,485,885)
  Principal received on direct finance leases                                  710,824        692,800        883,681
  Termination of direct finance leases                                          99,137        263,334        529,105

Net cash provided by (used in) investing activities                            809,961        412,220        (73,099)

         Cash flows from financing activities-
  distributions to partners                                                   (818,816)      (818,816)      (818,816)


                    Net increase (decrease) in cash and cash equivalents       271,774       (144,495)      (555,507)

         Cash and cash equivalents
  Beginning of period                                                        2,500,697      2,645,192      3,200,699

  End of period                                                            $ 2,772,471    $ 2,500,697    $ 2,645,192

See accompanying notes to financial statements

                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.
                         Notes to Financial Statements

                                December 31, 1996

(1)    Organization

       Redwood Equipment Leasing Income Fund L.P. (the "Partnership") is a Delaware limited partnership formed in October 1989 to engage in the business of owning and leasing equipment. The Partnership offered assignee units of limited partnership interests (the "Units") to investors (the "Investors"). The General Partner is Redwood Leasing, Inc., a Maryland corporation and an affiliate of Armata Financial Corp. ("Armata"), the Partnership's selling agent. The assignor limited partner is Redwood Leasing Holding Company, Inc., an affiliate of the General Partner. The special limited partners are Maryland National Leasing Services Corporation ("MNLSC") and Realty Associates Limited Partnership, another affiliate of the General Partner. The Partnership's management agent is Signet Leasing and Financial Corporation ("Signet").

  (2)  Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting. The Partnership reports its operating results for income tax purposes on the accrual basis. No provision for income tax is made because any liability for income taxes is that of the individual partners and not that of the Partnership.

       Costs associated with the marketing of the Units to the public were offset against the related partners' capital. Costs associated with the organization of the Partnership were capitalized and were amortized on a straight-line basis over a period of five years, ending in 1995.

       The Partnership considers all short-term investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist entirely of cash, money market accounts and other liquid short term investments and are stated at cost, which approximates market value at December 31, 1996 and 1995.

       For direct finance leases, the excess rental receivables, including estimated residual values, over the cost of the equipment are deferred and credited to earnings on a contractual basis that approximates a level yield on the net investment over the base lease terms. The Partnership records the estimated residual value of leased equipment at the inception of a lease, based upon management's evaluation of the market value of such equipment at the expiration of the base lease term. The Partnership and Signet review the fair value of the receivable and residual value components of all current leases and make appropriate adjustments where deemed necessary.

       Acquisition costs incurred in obtaining the leases are capitalized and amortized over the lease terms.

                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

  (2)  Summary of Significant Accounting Policies (continued)

       Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principals. Actual results could differ from those estimates.

       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair value of financial instruments approximate their recorded value.

  (3)  Related Party Transactions

       The General Partner earned an asset management fee of $24,564 in 1996, 1995 and 1994 and received or was due reimbursement of $28,154, $37,508 and $33,447 for certain costs incurred relating to administrative services for the Partnership for the years ended December 31, 1996, 1995 and 1994, respectively.

       As the management agent, Signet is entitled to an equipment and lease management fee equal to 1.5% of gross lease rental payments as well as a fee for services provided in acquiring and disposing of leased assets. For the years ended December 31, 1996, 1995 and 1994, Signet earned $13,034, $16,754 and $21,772 in equipment lease and management fees, respectively. In addition, Signet earned $8,159 and $13,391 in lease acquisition fees for the years ended December 31, 1995 and 1994, respectively.

       Commencing in the second quarter of 1994, the Partnership also began acquiring lease transactions from Chesapeake Industrial Leasing Co., Inc. (Chesapeake). Under the terms of the Partnership's agreement, Chesapeake earned $2,669 and $3,611 during the years ended December 31, 1995 and 1994, respectively for providing new leases to the Partnership.

  (4)  Leases

       Investment in direct finance leases with initial terms ranging from 34 to 82 months, at December 31, 1996 and 1995, includes the following:

                                                                        1996                         1995

Lease payments receivable         $ 1,259,277    $ 2,178,763
Estimated residual values             542,237        572,852
Acquisition fees, net                  18,516         32,378
Unearned income                      (165,650)      (341,881)
Reserve for residual value loss       (22,556)       (22,556)

                                  $ 1,631,824    $ 2,419,556


                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

  (4)  Leases (continued)

       In 1995, the Partnership acquired three new investments in equipment under direct finance leases, including acquisition fees, two from Signet for $416,245 and one from Chesapeake for $127,669. The terms of the leases range from 36 to 56 months with total monthly payments of $10,519 due in advance. The equipment under lease consists of computer equipment, office furniture and restaurant equipment.

       In 1994, the Partnership acquired several new investments in equipment under direct finance leases from Signet and Chesapeake. The partnership acquired six lease schedules from Signet for $1,077,085 including acquisition fees, and four lease schedules from Chesapeake for $408,800. The terms of the leases range from 34 to 58 months with initial monthly payments totaling $34,690, payable in advance. The equipment under lease consists of an embroidery machine, computer equipment, office furniture, golf course maintenance equipment, an automatic baler and forklifts.

       During 1996, one lease expired and another lessee purchased a portion of its equipment prior to the end of its lease. The Partnership received $69,621 and recorded a gain of $6,575 from these transactions.

       During 1995, five lease schedules from two lessees expired. In the first transaction, the Partnership sold the equipment to a lessee for $30,000 and used $43,752 of its existing reserves. No additional gain or loss was recorded on this sale. In previous years, the Partnership and Signet reviewed the receivable and residual value components of this lease and recorded a reserve of $7,862 against the residual value during 1994. In the remaining transactions, the Partnership sold the equipment from four lease schedules to the lessee for $148,800 and recorded a gain of $38,035. Sale proceeds of $33,000 from the final transaction was received by the Partnership during the first quarter of 1996.

       In May 1996 and June 1995, pursuant to the Chapter 11 Plan of Reorganization for Financial News Network (FNN), the Partnership received and recorded $29,516 and $117,534, respectively, as a net gain from sale of leased equipment from Data Broadcasting Corporation (successor to FNN) as final settlement of the Partnership's Class 2 claim against FNN. The Partnership had written off all receivables relating to this transaction in 1990.

       During 1994, one lease expired and the Partnership agreed to the early termination of two other leases. In the first transaction, the Partnership sold equipment to a lessee for $185,000 which equaled the net value of the transaction at the expiration of the lease, including deducted reserves. In the two early lease terminations, the Partnership received $343,105 and recorded a gain of $20,725 from the sale of the equipment. In addition, the partnership received an additional $1,000 payment from a lessee whose lease expired in 1992.

       All current leases in the Partnership's portfolio are classified as direct finance leases.

                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

  (4)  Leases (continued)

       Revenues from lessees which individually provided more than 10% of the revenues accounted for approximately 87% of the direct finance lease revenues for the year ended December 31, 1996 (four lessees). At December 31, 1996, amounts from these lessees comprised of 89% of the investment in direct finance lease balance and 100% of the lease payments receivable balance.

       Lease payments for future years are as follows:

                                    1997                                   $    722,229
                                    1998                                        388,682
                                    1999                                        133,741
                                    2000                                         14,625

                                    Total                                  $  1,259,277


  (5)  Earnings for Federal Income Tax Purposes

       The Partnership's earnings for federal income tax purposes for each of the years in the three-year period ended December 31, 1996 differ from the net earnings for financial reporting purposes due to differences in accounting for leases, the use of accelerated depreciation for tax purposes and the timing of investment loss deductions. A reconciliation of net earnings for financial reporting purposes to earnings for income tax purposes is as follows:

                                                                    1996          1995            1994

         Net earnings for financial reporting purposes           $246,844      $404,589        $ 237,604

         Excess lease revenue in converting direct finance
           leases to operating leases                             658,494       657,890          862,513

         Excess lease revenue (losses) from lease
           terminations                                            37,811       (14,928)         123,452

         Tax depreciation on direct finance leases
           converted to operating leases                         (515,724)     (852,146)        (997,457)

         Acquisition fee amortization relating to direct
           finance leases converted to operating leases                ---         (374)          (5,428)

         Advance rentals                                           21,868        (5,291)          (5,292)

         Reserve for investment loss not currently
           deductible for tax purposes                                 ---       (2,530)           7,862

         Earnings for income tax purposes                       $ 449,293     $ 187,210        $ 223,254


                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

  (6)  Partners' Capital

       The Partnership Agreement provides, among other provisions, for the following:

       (a) The Partnership consists of the General Partner, the assignee limited partners, the assignor limited partner and special limited partners.

       (b) Distributions to the Partners relating to operations of the Partnership are based on distributable cash, as defined in the Partnership Agreement. Assignee limited partners receive 98% of net cash flow and the General Partner receives 2%. Net earnings per Unit disclosed on the Statements of Operations is based upon 401,180 Units.

       (c) Net proceeds of sale or financing of the leases will be distributed as follows:

           o 99% to assignee limited partners and 1% to the General Partner until each assignee limited partner has recovered his original capital contribution in full and received a cumulative, compounded daily annual return of 12% of his adjusted capital balance to the extent that such return has not been provided from distributable cash and net disposition proceeds.

           o To the General Partner until the General Partner has received an amount equal to its original capital contribution.

           o Any remainder will be distributed 90% to the assignee limited partners, 1% to the General Partner and 9% to the special limited partners.

       (d) The assignee limited partners may elect to become substitute limited partners, as defined in the Partnership Agreement. Assignee limited partners who elect to become substitute limited partners will receive one limited partnership interest for each Unit they convert and will not be able to reexchange their limited partnership interest for Units.

       (e) Restrictions exist regarding transferability or disposition of partnership interests.

  (7)  Distributions to Investors

       Distributions of cash to investors during 1996, 1995 and 1994 totaled $818,816 in each year, of which 98% was allocated to assignee limited partnership unit holders. These distributions were derived from net cash provided by operating activities, principal payments on direct finance leases and certain other investing activities.

                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

  (8)  Subsequent Events (unaudited)

       In February 1997 the Partnership made a cash distribution totaling $204,704 of which 98% was allocated to assignee limited partners. This distribution was derived from net cash provided by operating activities plus cash available from certain investing activities. Holders of assignee limited partnership interests received cash distributions of $.50 per $25 Unit.

       The Partnership made a liquidating cash distribution totaling $2,431,636 in March 1997 of which 99% was allocated to assignee limited partners. This distribution was derived from the partnership's cash reserves (net of reserves of approximately $136,000). Holders of assignee limited partnership interests received a return of capital distribution of $6 per $25 Unit.

  Directors and Executive Officers


  Redwood Leasing, Inc.
  General Partner

           John M. Prugh
           President and Director

           Peter E. Bancroft
           Vice President and Director

           Terry F. Hall
           Secretary

           Timothy M. Gisriel
           Treasurer

           Form 10-K

  A copy of the Partnership's Annual Report on Form 10-K for 1996 as filed with the Securities and Exchange Com mission is available to partners without charge on request by writing to:

           Investor Relations
           Redwood Leasing, Inc.
           225 East Redwood Street
           Baltimore, Maryland 21202

                                                  Auditors

           KPMG Peat Marwick LLP
           111 South Calvert Street
           Baltimore, Maryland 21202

                                               Legal Counsel

           Piper & Marbury
           1100 Charles Center South
           36 South Charles Street
           Baltimore, Maryland 21201


                                            Further Information

Please submit changes in name, address,    For further information or questions
investment representative and distributionregarding your investment, please call instructions to Investor Relations at the Denise Shaduk, Investment Coordinator,
at the above address                                      at (410) 727-4083.