Form 10-K, Exhibit 13
period 1997-12-31
REDWOOD EQUIPMENT LEASING INCOME FUND LP
filed 1998-03-25
CIK 857615

REDWOOD EQUIPMENT LEASING INCOME FUND L.P.
                                                 1997 ANNUAL REPORT

                                                  March 15, 1998

Dear Investor:

         This annual report for Redwood Equipment Leasing Income Fund L.P. contains financial results for the years ended December 31, 1997, 1996 and 1995. The Partnership began revenue producing operations as of April 1, 1990. To date, the Partnership has acquired equipment subject to leases totaling $11,964,830.

CASH DISTRIBUTIONS

         The Partnership made a cash distribution on February 9, 1998 to Unitholders of $.30 per Unit, representing a 5% annualized distribution rate on original capital. Distributions during 1997 totaled $8.00 per Unit, representing a 32% distribution rate on original capital. Since inception, the Partnership has made total distributions of $9,624,938 to Unitholders, representing 95.96% of gross offering proceeds.

OPERATIONS

         During 1997, direct finance lease revenue declined approximately 33% as compared to 1996. This decrease resulted from scheduled lease terminations and an expected decline in the portion of the lease payment recognized as revenue (versus a return of principal) for existing leases. The Partnership recognized a net gain of $47,441 on the sale of leased equipment during the year.

ACQUISITIONS

         During 1997, the Partnership made no equipment lease acquisitions. The Partnership was not able to identify new lease transactions which it deemed acceptable from a risk and credit standpoint.

OUTLOOK

         The Partnership was organized in October 1989 with an expected Investment Period of five to seven years during which the Partnership has been committed to investment in new equipment leases. Offering proceeds of $10,029,500 were raised and the Partnership began operations on April 1, 1990. The Partnership reached the end of the Investment Period in 1997, entered the Liquidation Phase (period during which the Partnership's existing lease portfolio matures), and is now distributing the remaining funds (net of reserves of approximately $136,000) to investors. Future quarterly dividends will be dependent on funds generated from operations, principal payments and proceeds from lease sales.

Very truly yours,

      /s/ John M. Prugh

John M. Prugh, President
Redwood Leasing, Inc.
General Partner

                                           INDEPENDENT AUDITORS' REPORT



The Partners
Redwood Equipment Leasing Income Fund L.P.:

We have audited the accompanying balance sheets of Redwood Equipment Leasing Income Fund L.P. (the "Partnership") as of December 31, 1997 and 1996 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Equipment Leasing Income Fund L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                     KPMG PEAT MARWICK LLP

Baltimore, Maryland
January 23, 1998

REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

Balance Sheets

                                                            December 31,

                                                            1997            1996


Assets

 Cash and cash equivalents                                  $  258,532      $2,772,471
 Lease payments receivable                                     289,845          33,098
 Deposit                                                            --          10,000
 Investment in direct finance leases, net (Note 4)             721,954       1,631,824

  Total assets                                              $1,270,331      $4,447,393


Liabilities and Partners' Capital

 Accounts payable and accrued expenses                      $   16,765      $   18,656
 Amounts due to affiliates                                       9,859          12,403
 Advance rentals                                                 7,938          40,634

  Total liabilities                                             34,562          71,693


 Partners' Capital (Note 6)
  General Partner                                             (118,752)        (85,305)
  Assignor Limited Partner:
   Assignment of limited partnership interests - $25 stated
    value per unit, 401,180 units outstanding                1,354,060       4,460,235
   Limited partnership interests - $25 stated value per
    unit, 40 units outstanding                                     261             570
  Special Limited Partners                                         200             200

  Total partners' capital                                    1,235,769       4,375,700

  Total liabilities and partners' capital                   $1,270,331      $4,447,393





See accompanying notes to financial statements

REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

Statements of Operations
For the years ended December 31,

                                                  1997        1996        1995

Revenues
 Direct finance lease revenue                     $122,354    $183,177    $213,254
 Interest income                                    37,756     133,270     149,421
 Net gain from sale of leased equipment (Note 4)    47,441      36,091     155,569

                                                   207,551     352,538     518,244


Expenses
 Administrative expenses including
  amounts to related party                          62,990      62,348      65,552
 Management fees to advisor (Note 3)                14,950      13,034      16,754
 Professional fees                                  14,170      16,450      16,208
 Amortization of acquisition and
  organization costs                                11,256      13,862      15,141

                                                   103,366     105,694     113,655


Net earnings                                      $104,185    $246,844    $404,589


Net earnings per unit of assignee
 limited partnership interest - basic (Note 6)    $   0.26    $   0.60    $   0.99



See accompanying notes to financial statements

REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

Statements of Partners' Capital
For the years ended December 31,

                              Assignor Limited Partner

                              Assignment
                              of Limited    Limited          Special
                              Partnership   Partnership      Limited     General
                              Interests     Interests       Partners     Partner       Total


Balance at December 31, 1994  $  5,426,614  $        667  $       200  $  (65,582) $  5,361,899

Net earnings                       396,458            39                    8,092       404,589

Distributions to partners         (802,360)          (80)                 (16,376)     (818,816)


Balance at December 31, 1995     5,020,712           626          200     (73,866)    4,947,672

Net earnings                       241,883            24                    4,937       246,844

Distributions to partners         (802,360)          (80)                 (16,376)     (818,816)


Balance at December 31, 1996     4,460,235           570          200     (85,305)    4,375,700

Net earnings                       103,133            10                    1,042       104,185

Distributions to partners       (3,209,308)         (319)                 (34,489)   (3,244,116)


Balance at December 31, 1997  $  1,354,060  $        261  $       200  $ (118,752) $  1,235,769




See accompanying notes to financial statements

REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

Statements of Cash Flows
For the years ended December 31,

                                                       1997            1996          1995


Cash flows from operating activities
Net earnings                                          $    104,185    $  246,844    $  404,589
 Adjustments to reconcile net earnings to net
  cash provided by operating activities
   Amortization of acquisition and
    organization costs                                       11,256        13,862        15,141
   Net gain from sale of leased equipment                   (47,441)      (36,091)     (155,569)
   Changes in assets and liabilities
    (Increase) decrease in lease payments receivable         (2,864)       35,565         7,624
    Decrease in deposit                                      10,000            --            --
    Increase (decrease) in accounts payable and
     accrued expenses                                        (1,891)        1,843        (7,161)
    Increase (decrease) in amounts due to affiliates         (2,544)       (3,507)        2,769
    Increase (decrease) in advance rentals                  (32,696)       22,113        (5,292)

Net cash provided by operating activities                    38,005       280,629       262,101

Cash flows from investing activities
 Acquisition of direct finance leases                            --            --      (543,914)
 Principal received on direct finance leases                603,672       710,824       692,800
 Termination of direct finance leases                        88,500        99,137       263,334

Net cash provided by (used in) investing activities         692,172       809,961       412,220

Cash flows from financing activities-
 distributions to partners                               (3,244,116)     (818,816)     (818,816)


Net increase (decrease) in cash and cash equivalents     (2,513,939)      271,774      (144,495)

Cash and cash equivalents
 Beginning of period                                      2,772,471     2,500,697     2,645,192

 End of period                                         $    258,532    $2,772,471    $2,500,697





See accompanying notes to financial statements

                   REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

                          Notes to Financial Statements
                                December 31, 1997

(1)    Organization

       Redwood Equipment Leasing Income Fund L.P. (the "Partnership") is a Delaware limited partnership formed in October 1989 to engage in the business of owning and leasing equipment. The Partnership offered assignee units of limited partnership interests (the "Units") to investors (the "Investors"). The General Partner is Redwood Leasing, Inc., a Maryland corporation and an affiliate of Armata Financial Corp. ("Armata"), the Partnership's selling agent. The assignor limited partner is Redwood Leasing Holding Company, Inc., an affiliate of the General Partner. The special limited partners are Maryland National Leasing Services Corporation ("MNLSC") and Realty Associates Limited Partnership, another affiliate of the General Partner. The Partnership's management agent is First Union Commercial Corporation, successor to Signet Leasing and Financial Corporation ("Signet").

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

       The Partnership considers all short-term investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist entirely of cash, money market accounts and other liquid short term investments and are stated at cost, which approximates market value at December 31, 1997 and 1996.

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

(3)    Related Party Transactions

       The General Partner earned an asset management fee of $19,250 in 1997 and $24,564 in 1996 and 1995 and received or was due reimbursement of $29,710 $28,154, and $37,508 for certain costs incurred relating to administrative services for the Partnership for the years ended December 31, 1997, 1996 and 1995, respectively.

       As the management agent, Signet is entitled to an equipment and lease management fee equal to 1.5% of gross lease rental payments as well as a fee for services provided in acquiring and disposing of leased assets. For the years ended December 31, 1997, 1996 and 1995, Signet earned $14,950, $13,034, and $16,754 in equipment lease and management fees, respectively. In addition, Signet earned $8,159 in lease acquisition fees during 1995.

       Commencing in 1994, the Partnership also began acquiring lease transactions from Chesapeake Industrial Leasing Co., Inc. (Chesapeake). Under the terms of the Partnership's agreement, Chesapeake earned $2,669 during 1995 for providing new leases to the Partnership.

(4)    Leases

       Investment in direct finance leases with initial terms ranging from 34 to 82 months, at December 31, 1997 and 1996, includes the following:

                                                                        1997                         1996

              Lease payments receivable                             $   541,715                 $ 1,259,277
              Estimated residual values                                 262,916                     542,237
              Acquisition fees, net                                       7,260                      18,516
              Unearned income                                           (67,381)                      (165,650)
              Reserve for residual value loss                           (22,556)                      (22,556)

                                                                    $   721,954                 $ 1,631,824

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

       In 1997, four lease schedules from two lessees expired and another lessee purchased a portion of its equipment prior to the end of its lease. The Partnership sold the equipment from two lease schedules for $88,500 to a lessee and recorded a net gain from the sale of leased equipment of $29,556. In the other transactions, the Partnership sold the equipment under lease for $253,883 and recorded a net gain from the sale of leased equipment of $17,885. The proceeds from these sales were received in January 1998.

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

       Revenues from lessees which individually provided more than 10% of the revenues accounted for approximately 85% of the direct finance lease revenues for the year ended December 31, 1997 (four lessees). At December 31, 1997, amounts from these lessees comprised of 84% of the investment in direct finance lease balance and 100% of the lease payments receivable balance.

       All current leases in the Partnership's portfolio are classified as direct finance leases.

                                    REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

(4)    Leases (continued)

       Lease payments for future years are as follows:

                   1998                                   $    388,748
                   1999                                        138,342
                   2000                                         14,625

                   Total                                  $    541,715


(5)    Earnings for Federal Income Tax Purposes

       The Partnership's earnings for federal income tax purposes for each of the years in the three-year period ended December 31, 1997 differ from the net earnings for financial reporting purposes due to differences in accounting for leases, the use of accelerated depreciation for tax purposes and the timing of investment loss deductions. A reconciliation of net earnings for financial reporting purposes to earnings for income tax purposes is as follows:

                                                                   1997           1996           1995

         Net earnings for financial reporting purposes          $ 104,185      $ 246,844      $ 404,589

         Excess lease revenue in converting direct finance
           leases to operating leases                             532,363        658,494        657,890

         Excess lease revenue (losses) from lease
           terminations                                           136,070         37,811        (14,928)

         Tax depreciation on direct finance leases
           converted to operating leases                         (274,108)      (515,724)      (852,146)

         Acquisition fee amortization relating to direct
           finance leases converted to operating leases               --             --            (374)

         Advance rentals                                           (5,292)        21,868         (5,291)

         Reserve for investment loss not currently
           deductible for tax purposes                                --             --          (2,530)

         Earnings for income tax purposes                       $ 493,218      $ 449,293      $ 187,210


(6)    Partners' Capital

       The Partnership Agreement provides, among other provisions, for the following:

       (a) The Partnership consists of the General Partner, the assignee limited partners, the assignor limited partner and special limited partners.

                                    REDWOOD EQUIPMENT LEASING INCOME FUND L.P.

(6)    Partners' Capital (continued)

       (b) Distributions to the Partners relating to operations of the Partnership are based on distributable cash, as defined in the Partnership Agreement. Assignee limited partners received 98% of net cash flow and the General Partner received 2%. Beginning in 1997 the Partnership entered into the liquidation phase at which time the assignee limited partners receive 99% of net cash flow and liquidating proceeds and the General Partner receives 1%. Net earnings per Unit disclosed on the Statements of Operations is based upon 401,180 Units.

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

(7)    Distributions to Investors

       Distributions of cash to investors during 1997 totaled $3,244,116 of which 98.9% was allocated to assignee limited partnership unitholders. During 1996 and 1995 distributions of cash totaled $818,816 in each year, of which 98% was allocated to assignee limited partnership unit holders. These distributions were derived from net cash provided by operating activities, principal payments on direct finance leases and certain other investing activities.

(8)    Subsequent Event (unaudited)

       In February 1998 the Partnership made a cash distribution totaling $122,401 of which 99% was allocated to assignee limited partners. This distribution was derived from net cash provided by operating activities plus cash available from certain investing activities. Holders of assignee limited partnership interests received cash distributions of $.30 per $25 Unit.

Directors and Executive Officers



Redwood Leasing, Inc.
General Partner

           John M. Prugh
           President and Director

           Peter E. Bancroft
           Vice President and Director

           Terry F. Hall
           Secretary

           Timothy M. Gisriel
           Treasurer

           Form 10-K


A copy of the Partnership's Annual
Report on Form 10-K for 1997 as filed
with the Securities and Exchange Com
mission is available to partners without charge on request by writing to:

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

                                                   Auditors

           KPMG Peat Marwick LLP
           111 South Calvert Street
           Baltimore, Maryland 21202

                                                Legal Counsel

           Piper & Marbury
           1100 Charles Center South
           36 South Charles Street
           Baltimore, Maryland 21201


                                             Further Information

Please submit changes in name, address,      For further information or questions
investment representative and distribution   regarding your investment, please call
instructions to Investor Relations at the    Denise Shaduk, Investment Coordinator,
at the above address                         at (410) 727-4083.

                                      -12-